                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


FORM 3                                                      OMB APPROVAL
                                                   -----------------------------
                                                   OMB NUMBER:  3235-0104
                                                   Expires:  December 31, 2001
                                                   Estimated average burden
                                                   hours per response ...... 0.5
                                                   -----------------------------


            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES


    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940




1. Name and Address of Reporting Person

   Dominion Resources, Inc.
--------------------------------------------------------------------------------
   (Last)                             (First)                         (Middle)


   120 TREDEGAR STREET
   POST OFFICE BOX 26532
--------------------------------------------------------------------------------
                                    (Street)

   RICHMOND                             VA                             23261-
--------------------------------------------------------------------------------
   (City)                             (State)                          (Zip)


--------------------------------------------------------------------------------
2. Date of Event Requiring Statement (Month/Day/Year)

   9/9/2001

--------------------------------------------------------------------------------
3. IRS or Social Security Number of Reporting Person, if an entity (Voluntary)

   54-1229715

--------------------------------------------------------------------------------
4. Issuer Name and Ticker or Trading Symbol

   Louis Dreyfus Natural Gas Corp.

--------------------------------------------------------------------------------
5. Relationship of Reporting Person to Issuer:
       (Check all applicable)


                  Director                    X    10% Owner
           -----                           ------

                  Officer (give                    Other (Specify
           -----           title below)    ------         below)


                   ----------------------------------

--------------------------------------------------------------------------------
6. If Amendment, Date of Original   (Month/Day/Year)


--------------------------------------------------------------------------------

7. Individual or Joint/Group Filing
    (Check Applicable Line)

X  Form filed by One Reporting Person
--

   Form filed by More than One Reporting Person
--

--------------------------------------------------------------------------------


                                      Table 1 -- Non-Derivative Securities Beneficially Owned

1. Title of Security          2. Amount of Securities         3. Ownership Form:        4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                    Beneficially Owned              Direct (D) or             (Instr. 5)
                                 (Instr. 4)                      Indirect (I)
                                                                 (Instr. 5)
--------------------------    ---------------------------      -----------------        ------------------------------------------

Common Stock                    0                                  N/A                      N/A
--------------------------    ---------------------------      -----------------        ------------------------------------------

--------------------------    ---------------------------      -----------------        ------------------------------------------

--------------------------    ---------------------------      -----------------        ------------------------------------------

--------------------------    ---------------------------      -----------------        ------------------------------------------

--------------------------    ---------------------------      -----------------        ------------------------------------------

--------------------------    ---------------------------      -----------------        ------------------------------------------

--------------------------    ---------------------------      -----------------        ------------------------------------------

--------------------------    ---------------------------      -----------------        ------------------------------------------

--------------------------    ---------------------------      -----------------        ------------------------------------------

--------------------------    ---------------------------      -----------------        ------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 5(b)(v).



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


                                                                         (Over)
                                                                SEC 1473 (3-00)


        Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security   2. Date Exer-   3. Title and Amount of Securities  4. Conversion   5. Ownership    6. Nature of
(Instr. 4)                           cisable and     Underlying Derivative Security     or Exercise     Form of         Indirect
                                     Expiration     (Instr. 4)                          Price of        Derivative      Beneficial
                                     Date                                               Derivative      Security:       Ownership
                                    (Month/Day/                                         Security        Direct (D)     (Instr. 5)
                                     Year)                                                              or
                                  ------- ------- ---------------------------------                     Indirect (I)
                                  Date    Expira-                            Amount                    (Instr. 5)
                                  Exer-   tion                               or
                                  cisable Date             Title             Number
                                                                             of
                                                                             Shares
-------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

-------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

-------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

-------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

-------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

-------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

-------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

-------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

-------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

-------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

-------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

-------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

Explanation of Responses:

                             See attached page(s)

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.



                     /s/ Patricia A. Wilkerson                      9/19/01
                   _______________________________                ______________
                   **Signature of Reporting Person                Date

                   By: Patricia A. Wilkerson, Attorney-in-fact

                   Dominion Resources, Inc.
                   120 TREDEGAR STREET
                   POST OFFICE BOX 26532

                   RICHMOND, VA 23261-
                   DOMINION RESOURCES, INC.(D)
                   09/09/2001

Explanation of Responses:

Dominion Resources, Inc. ("Dominion") and persons holding approximately 44% of the common stock of Louis Dreyfus Natural Gas Corp. ("Louis Dreyfus") have shared voting power with regard to 19,150,000 shares (the "Shares") of Louis Dreyfus common stock, pursuant to the Principal Shareholders Agreement, dated September 9, 2001, by and among Dominion, Louis Dreyfus Natural Gas Holdings Corp., Louis Dreyfus Commercial Activities Inc. and L.D. Fashions Holdings Corp. (which Agreement is filed as Exhibit 2.2 to the Form 8-K filed by Louis Dreyfus with the Securities and Exchange Commission on September 12, 2001). Dominion expressly disclaims that it has any direct or indirect pecuniary interest in the Shares.